**CONFIDENTIAL**
December 5, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	McAfee, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 7, 2008
Form 8-K Filed July 31, 2008
File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“McAfee” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 29, 2008 relating to the Company’s Form 10-K and 10-K/A for the fiscal year ended December 31, 2007 (File No. 001-31216) originally filed with the Commission on February 27, 2008 and April 29, 2008, respectively (the “Form 10-K” and “Form 10-K/A”), Form 10-Q for the quarter ended June 30, 2008 (“Form 10-Q”) and Form 8-K filed with the Commission on July 31, 2008 (the “Form 8-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K, 10-Q or Form 8-K as applicable. All page numbers refer to the Form 10-K, 10-Q or Form 8-K as applicable unless otherwise specified.

CONFIDENTIAL TREATMENT REQUESTED BY MCAFEE, INC. — PAGE 1 OF 3 — MFE890801 / 01 / 03

Securities and Exchange Commission
December 5, 2008

Form 10-Q for the Quarter Ended June 30, 2008
Note 11. Litigation
Settled Cases, page 23
1. We note your response to our prior comment 1 where you indicate that the fair value of each element in the Deep Nines settlement agreement was established in succession and, therefore, required no allocation among the elements reflected in the settlement agreement. Although each part of the settlement was determined on different dates, considering these settlements relate to a single litigation and considering they were settled within a short time of one another, the settlement agreement would be considered a single unit of account, which should be unbundled based on the relative fair values of each element. In your response letter dated September 12, 2008, the Company indicates that you “reviewed the justification behind each amount in the settlement document and performed independent calculations, where reasonable, to further support the relative fair values of each recognizable element of the settlement.” Please clarify if the individual settlement amounts are representative of the fair value of each settlement and if so, please explain further the individual calculations that you made to support such conclusion. In this regard, please note that where one of the elements of the arrangement cannot be valued, such as the release and dismissal of all claims agreement, it may be appropriate to use a residual approach and determine the fair value of the patent technology element using a reasonable valuation methodology.
     ***
2. Notwithstanding your response to the above comment, please explain the methodology used to allocate the $18.0 million. Specifically, tell us the amount calculated for undiscounted historical actual sales and discounted forecasted sales. In doing so, please tell us the royalty rate and discount rate used in the calculation and the basis for each rate. In addition, tell us how you determined that the economic life of the capitalized patent asset is the same as the patent period (2020).
     ***
3. Please supplementally provide a copy of the Settlement Agreement.
     ***

***	INDICATES THAT THIS TEXT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

CONFIDENTIAL TREATMENT REQUESTED BY MCAFEE, INC. — PAGE 2 OF 3 — MFE890801 / 02 / 03

Securities and Exchange Commission
December 5, 2008

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.
Sincerely,
MCAFEE, INC.
Keith S. Krzeminski
Senior Vice President, Finance
     And Chief Accounting Officer

cc:	Albert A. Pimentel, Chief Operating Officer and Chief Financial Officer
Mark Cochran, General Counsel
John Kelm, Deloitte & Touche LLP
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

CONFIDENTIAL TREATMENT REQUESTED BY MCAFEE, INC. — PAGE 3 OF 3 — MFE890801 / 03 / 03